UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bill Barrett Corporation

(Name of Issuer)

Common Stock (Par Value $0.001 Per Share)

(Title of Class of Securities)

06846N 10 4

(CUSIP Number)

Ben I. Adler, Esq.

Goldman, Sachs & Co.

One New York Plaza

New York, NY 10004

(212) 902-1000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 2 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,415,356
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,415,356
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,415,356
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON HC-CO

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 3 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,415,356
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,415,356
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,415,356
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON BD-PN-IA

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 4 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Advisors 2000, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,714,535
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,714,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,714,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 5 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldman, Sachs & Co. oHG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 144,538
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 144,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 6 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 144,538
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 144,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 7 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Employee Funds 2000 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,327,163
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,327,163
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,163
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 8 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stone Street 2000, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 229,120
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 229,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 9 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Capital Partners 2000, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,458,023
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,458,023
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,458,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 10 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Capital Partners 2000 Offshore, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,256,512
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,256,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,256,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 11 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP 2000 Offshore BBOG Holding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,080,428
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,080,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 12 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP 2000 Offshore BBOG Holding, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,256,512
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,256,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,256,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 13 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Capital Partners 2000 GmbH & Co. Beteiligungs KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 144,538
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 144,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 14 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP 2000 GmbH BBOG Holding I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 19,121
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 19,121
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 15 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP 2000 GmbH BBOG Holding II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 125,417
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 125,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 16 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP 2000 GmbH BBOG Holding, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 144,538
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 144,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 17 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Capital Partners 2000 Employee Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,098,043
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,098,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 18 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stone Street Fund 2000, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 229,120
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 229,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 19 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stone Street BBOG Holding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,848
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 06846N 10 4	Page 20 of 41

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldman Sachs Direct Investment Fund 2000, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 229,120
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 229,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

This Amendment No. 1, filed by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GS Advisors 2000, L.L.C. (“GS Advisors”), Goldman, Sachs & Co. oHG (“GS oHG”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Employee Funds 2000 GP, L.L.C. (“GS Employee 2000”), Stone Street 2000, L.L.C. (“Stone 2000”), GS Capital Partners 2000, L.P. (“GS Capital”), GS Capital Partners 2000 Offshore, L.P. (“GS Offshore”), GSCP 2000 Offshore BBOG Holding (“GS Offshore BBOG”), GSCP 2000 Offshore BBOG Holding, L.P. (“GS Offshore BBOG LP”), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG (“GS Germany”), GSCP 2000 GmbH BBOG Holding I (“GS Germany BBOG I”), GSCP 2000 GmbH BBOG Holding II (“GS Germany BBOG II”), GSCP 2000 GmbH BBOG Holding, L.P. (“GS Germany BBOG Holding”), GS Capital Partners 2000 Employee Fund, L.P. (“GS Employee”), Stone Street Fund 2000, L.P. (“Stone Street”), Stone Street BBOG Holding (“Stone BBOG”) and Goldman Sachs Direct Investment Fund 2000, L.P. (“GS Direct” and, together with GS Capital, GS Offshore BBOG LP, GS Germany BBOG Holding, GS Employee, Stone Street and Stone BBOG, the “Purchasers”) (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, Stone 2000, GS Offshore, GS Offshore BBOG, GS Germany, GS Germany BBOG I, GS Germany BBOG II and the Purchasers, collectively, the “Filing Persons”), amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission (the “SEC”) on December 27, 2004.1

ITEM 2.	Identity and Background.

Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C, II-D and III are hereby amended and restated in their entirety to read as attached hereto, and are incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following immediately before the final two paragraphs thereof:

On August 1, 2005, the Purchasers provided the Company with written notice, pursuant to Section 3(a) of the Registration Rights Agreement, to require the Company to register, under and in accordance with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder, 3,352,250 shares of the Company's Common Stock (the “Shares”) held by the Purchasers (provided that the aggregate number of shares of Common Stock held by all parties to the Registration Rights Agreement to be included in such registration shall equal 5,750,000). The intended method of distribution of the Shares is an underwritten public offering (the “Registered Offering”). Even though the Purchasers presently intend to dispose of the Shares in the Registered Offering, depending on market conditions and other factors in existence at the time of any such proposed disposition, there can be no assurance that a registration statement with respect to the sale of Shares will be declared effective by the

_________________________

1        Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

SEC or that such Shares will ultimately be sold pursuant to such registration statement.

ITEM 5.	Interests in Securities of the Issuer.

(a)         Pursuant to the Company’s quarterly report on Form 10-Q filed with the SEC on May 6, 2005, as of April 29, 2005 there were 43,387,479 shares of Common Stock outstanding.

As of August 1, 2005, GS Group may be deemed to beneficially own an aggregate of 6,415,356 shares of Common Stock that are beneficially owned directly by the Purchasers, representing, in the aggregate, approximately 14.8% of the outstanding shares of Common Stock.

As of August 1, 2005, Goldman Sachs may be deemed to beneficially own an aggregate of 6,415,356 shares of Common Stock that are beneficially owned directly by the Purchasers, representing, in the aggregate, approximately 14.8% of the outstanding shares of Common Stock.

GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests or equity interests, as the case may be, in the Purchasers are held by persons other than Goldman Sachs or its affiliates.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division (“IBD”) of GS Group and its subsidiaries and affiliates (collectively, “Goldman Sachs Group”). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

As of August 1, 2005, GS Advisors may be deemed to beneficially own an aggregate of 4,714,535 shares of Common Stock, of which 3,458,023 shares are beneficially owned directly by GS Capital and 1,256,512 shares may be deemed to be beneficially owned by GS Offshore, representing, in the aggregate, approximately 10.9% of the outstanding shares of Common Stock.

As of August 1, 2005, each of GS oHG and GS GmbH may be deemed to beneficially own 144,538 shares of Common Stock that may be deemed to be beneficially owned by GS Germany, representing approximately 0.3% of the outstanding shares of Common Stock.

As of August 1, 2005, GS Employee 2000 may be deemed to beneficially own an aggregate of 1,327,163 shares of Common Stock, of which 1,098,043 shares are beneficially owned directly by GS Employee and 229,120 shares are beneficially owned directly by GS Direct, representing, in the aggregate, approximately 3.1% of the outstanding shares of Common

Stock.

As of August 1, 2005, Stone 2000 may be deemed to beneficially own 229,120 shares of Common Stock that may be deemed to be beneficially owned by Stone Street, representing approximately 0.5% of the outstanding shares of Common Stock.

As of August 1, 2005, GS Capital beneficially owns directly 3,458,023 shares of Common Stock, representing approximately 8.0% of the outstanding shares of Common Stock.

As of August 1, 2005, GS Offshore may be deemed to beneficially own 1,256,512 shares of Common Stock that are beneficially owned directly by GS Offshore BBOG LP, representing approximately 2.9% of the outstanding shares of Common Stock.

As of August 1, 2005, GS Offshore BBOG may be deemed to beneficially own 1,080,428 shares of Common Stock that are beneficially owned directly by GS Offshore BBOG LP, representing approximately 2.5% of the outstanding shares of Common Stock.

As of August 1, 2005, GS Offshore BBOG LP beneficially owns directly 1,256,512 shares of Common Stock, representing approximately 2.9% of the outstanding shares of Common Stock.

As of August 1, 2005, GS Germany may be deemed to beneficially own 144,538 shares of Common Stock that are beneficially owned directly by GS Germany BBOG Holding, representing approximately 0.3% of the outstanding shares of Common Stock.

As of August 1, 2005, GS Germany BBOG I may be deemed to beneficially own 19,121 shares of Common Stock that are beneficially owned directly by GS Germany BBOG Holding, representing less than 0.1% of the outstanding shares of Common Stock.

As of August 1, 2005, GS Germany BBOG II may be deemed to beneficially own 125,417 shares of Common Stock that are beneficially owned directly by GS Germany BBOG Holding, representing approximately 0.3% of the outstanding shares of Common Stock.

As of August 1, 2005, GS Germany BBOG Holding beneficially owns directly 144,538 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock.

As of August 1, 2005, GS Employee beneficially owns directly 1,098,043 shares of Common Stock, representing approximately 2.5% of the outstanding shares of Common Stock.

As of August 1, 2005, GS Direct beneficially owns directly 229,120 shares of Common Stock, representing approximately 0.5% of the outstanding shares of Common Stock.

As of August 1, 2005, Stone Street may be deemed to beneficially own an aggregate of 229,120 shares of Common Stock, of which 218,272 shares are beneficially owned directly by Stone Street and 10,848 shares are beneficially owned directly by Stone BBOG, representing, in the aggregate, approximately 0.5% of the outstanding shares of Common Stock.

As of August 1, 2005, Stone BBOG beneficially owns directly 10,848 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C or II-D hereto beneficially owns any shares of Common Stock other than as set forth herein.

(b)            Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of securities that such Filing Person may be deemed to beneficially own as indicated above.

(c)            Except as described above, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C or II-D hereto, during the past 60 days.

(d)            Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in managed accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

	(e)	Not applicable.
ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of December 27, 2004, among the Filing Persons. *
Exhibit 2

Lock-Up Agreement, dated December 6, 2004, by GS Capital Partners 2000, L.P., GSCP 2000 Offshore BBOG Holding, L.P., GSCP 2000 GmbH BBOG Holding, L.P., GS Capital Partners 2000 Employee Fund, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., Stone Street BBOG Holding and Stone Street Fund 2000, L.P. *

Exhibit 3	Power of Attorney, dated as of December 12, 2003, relating to The Goldman Sachs Group, Inc. *
Exhibit 4	Power of Attorney, dated as of November 19, 2003, relating to Goldman, Sachs & Co. *
Exhibit 5	Power of Attorney, dated as of August 19, 2004, relating to GS Advisors 2000, L.L.C. *
Exhibit 6	Power of Attorney, dated as of August 5, 2004, relating to Goldman, Sachs & Co. oHG. *
Exhibit 7	Power of Attorney, dated as of August 19, 2004, relating to Goldman, Sachs Management GP GmbH. *
Exhibit 8	Power of Attorney, dated as of August 19, 2004, relating to GS Employee Funds 2000 GP, L.L.C. *

Exhibit 9	Power of Attorney, dated as of August 23, 2004, relating to Stone Street 2000, L.L.C. *
Exhibit 10	Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000, L.P. *
Exhibit 11	Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Offshore, L.P. *
Exhibit 12	Power of Attorney, dated as of December 1, 2004, relating to GSCP 2000 Offshore BBOG Holding *
Exhibit 13	Power of Attorney, dated as of December 1, 2004, relating to GSCP 2000 Offshore BBOG Holding, L.P. *
Exhibit 14	Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG. *
Exhibit 15	Power of Attorney, dated as of December 1, 2004, relating to GSCP 2000 GmbH BBOG Holding I *
Exhibit 16	Power of Attorney, dated as of December 1, 2004, relating to GSCP 2000 GmbH BBOG Holding II *
Exhibit 17	Power of Attorney, dated as of December 14, 2004, relating to GSCP 2000 GmbH BBOG Holding, L.P. *
Exhibit 18	Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Employee Fund, L.P. *
Exhibit 19	Power of Attorney, dated as of August 23, 2004, relating to Stone Street Fund 2000, L.P. *
Exhibit 20	Power of Attorney, dated as of December 1, 2004, relating to Stone Street BBOG Holding *
Exhibit 21	Power of Attorney, dated as of October 21, 2004, relating to Goldman Sachs Direct Investment Fund 2000, L.P. *

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2005

THE GOLDMAN SACHS GROUP, INC.

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

GOLDMAN, SACHS & CO.

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

GS ADVISORS 2000, L.L.C.

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

GOLDMAN, SACHS & CO. OHG

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

GS EMPLOYEE FUNDS 2000 GP, L.L.C.

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

STONE STREET 2000, L.L.C.

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

GS CAPITAL PARTNERS 2000, L.P.

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

GSCP 2000 OFFSHORE BBOG HOLDING

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

GSCP 2000 OFFSHORE BBOG HOLDING, L.P.

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

GS CAPITAL PARTNERS 2000 GMBH & CO. BETEILIGUNGS KG

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

GSCP 2000 GMBH BBOG HOLDING I

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

GSCP 2000 GMBH BBOG HOLDING II

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

GSCP 2000 GMBH BBOG HOLDING, L.P.

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

STONE STREET FUND 2000, L.P.

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

STONE STREET BBOG HOLDING

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

GOLDMAN SACHS DIRECT INVESTMENT FUND 2000, L.P.

By:     \s\ Ted Chang

Name:	Ted Chang
Title:	Attorney-in-fact

SCHEDULE I

Schedule I is hereby amended and restated in its entirety as follows:

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

Each director listed below is a United States citizen, except as follows: Lord Browne of Madingley is a citizen of the United Kingdom and Claes Dahlbäck is a citizen of Sweden. The present principal occupation or employment of each of the directors listed below is set forth below.

Name	Present Principal Occupation
Henry M. Paulson, Jr.	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
Lloyd C. Blankfein	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
Lord Browne of Madingley	Group Chief Executive of BP plc
John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation
Claes Dahlbäck	Senior Advisor to Investor AB
Stephen Friedman	Former Assistant to the President for Economic Policy and Director of the National Economic Council
William W. George	Retired Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Vice Chairman of Perseus, L.L.C.
Lois D. Juliber	Retired Vice Chairman of Colgate-Palmolive Company
Edward M. Liddy	Chairman of the Board, President and Chief Executive Officer of The Allstate Corporation
Ruth J. Simmons	President of Brown University

SCHEDULE II-A-i

Schedule II-A-i is hereby amended and restated in its entirety as follows:

The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of each of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Benoit Valentin and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee and Hsueh J. Sung is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic and Benoit Valentin are citizens of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer and Steffen J. Kastner are citizens of Germany; Hsueh Sung is a citizen of Taiwan and Ulrika Werdelin is a citizen of Sweden.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.
Richard S. Sharp	Vice President	Managing Director of Goldman Sachs International
Esta E. Stecher	Assistant Secretary	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.
Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.
Sanjay H. Patel	Vice President	Managing Director of Goldman Sachs International
Hsueh J. Sung	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Steven M. Bunson	Assistant Secretary	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.
David J. Greenwald	Assistant Secretary	Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International
Russell E. Makowsky	Assistant Secretary	Managing Director of Goldman, Sachs & Co.
Sarah E. Smith	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor	Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International
Ben I. Adler	Vice President	Managing Director of Goldman, Sachs & Co.
Melina E. Higgins	Vice President	Managing Director of Goldman, Sachs & Co.
Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.
John E. Bowman	Vice President	Vice President of Goldman, Sachs & Co.
Katherine B. Enquist	Vice President/Secretary	Managing Director of Goldman, Sachs & Co.

Beverly L. O'Toole	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.
Matthew E. Tropp	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.
Mitchell S. Weiss	Vice President	Vice President of Goldman, Sachs & Co.
Mary Nee	Vice President	Executive Director of Goldman Sachs (Asia) L.L.C.
Ulrika Werdelin	Vice President	Executive Director of Goldman Sachs International
Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.
Steffen J. Kastner	Vice President	Managing Director of Goldman Sachs International
Stuart A. Katz	Vice President	Managing Director of Goldman, Sachs & Co.
Bjorn P. Killmer	Vice President	Managing Director of Goldman Sachs International
Benoit Valentin	Vice President	Managing Director of Goldman Sachs International
Julie Abraham	Assistant Secretary	Vice President and Assistant General Counsel of Goldman, Sachs & Co.

SCHEDULE II-A-ii

Schedule II-A-ii is hereby amended and restated in its entirety as follows:

The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors 2000, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., Goldman Sachs Direct Investment Fund 2000, L.P. and Stone Street Fund 2000, L.P., are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Robert R. Gheewalla, Hughes B. Lepic and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606. The business address of Hsueh J. Sung is 68/F Cheung Kong Centre, Hong Kong.

All members listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland and Hsueh Sung is a citizen of Taiwan.

Name	Present Principal Occupation
Peter M. Sacerdote	Advisory Director of Goldman, Sachs & Co.
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Managing Director of Goldman, Sachs & Co.
Richard S. Sharp	Managing Director of Goldman Sachs International
Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.
Muneer A. Satter	Managing Director of Goldman, Sachs & Co.
Joe DiSabato	Managing Director of Goldman, Sachs & Co.
Adrian M. Jones	Managing Director of Goldman, Sachs & Co.
Peter G. Sachs	Senior Director of The Goldman Sachs Group, Inc.
Scott Kapnick	Managing Director of Goldman, Sachs & Co.
Melina E. Higgins	Managing Director of Goldman, Sachs & Co.
Hsueh J. Sung	Managing Director of Goldman Sachs (Asia) L.L.C.
Ben I. Adler	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.
Sarah E. Smith	Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor	Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla	Managing Director of Goldman, Sachs International
Hughes B. Lepic	Managing Director of Goldman, Sachs International
Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.
Sanjay H. Patel	Managing Director of Goldman, Sachs International

SCHEDULE II-B-i

Schedule II-B-i is hereby amended and restated in its entirety as follows:

The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

The executive officers and directors listed below are citizens of Germany.

Name	Position	Present Principal Occupation
Andreas Koernlein	Managing Director	Managing Director of Goldman, Sachs & Co. oHG
Alexander C. Dibelius	Managing Director	Managing Director of Goldman, Sachs & Co. oHG
Peter Hollmann	Managing Director	Managing Director of Goldman, Sachs & Co. oHG

SCHEDULE II-B-ii

Schedule II-B-ii is hereby amended and restated in its entirety as follows:

The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except for Richards S. Sharp, whose business address is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

All executive officers listed below are United States citizens, except for Richards S. Sharp and Sarah E. Smith, who are citizens of the United Kingdom.

Name	Position	Present Principal Occupation
Richard A. Friedman	Managing Director	Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman	Managing Director	Managing Director of Goldman, Sachs & Co.
David A. Viniar	Managing Director	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Managing Director	Managing Director of Goldman, Sachs & Co.
Esta E. Stecher	Managing Director	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Managing Director	Managing Director of Goldman, Sachs & Co.
David J. Greenwald	Managing Director	Managing Director of Goldman, Sachs & Co.
Sarah E. Smith	Managing Director	Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist	Managing Director	Managing Director of Goldman, Sachs & Co.
John E. Bowman	Managing Director	Vice President of Goldman, Sachs & Co.
Richard S. Sharp	Managing Director	Managing Director of Goldman Sachs International

SCHEDULE II-C

Schedule II-C is hereby amended and restated in its entirety as follows:

The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Benoit Valentin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee and Hsueh J. Sung is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom, Hughes B. Lepic and Benoit Valentin are citizens of France, Adrian M. Jones is a citizen of Ireland, Steffen J. Kastner and Bjorn P. Killmer are citizens of Germany, Ulrika Werdelin is a citizen of Sweden and Hsueh J. Sung is a citizen of Taiwan.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.
Richard S. Sharp	Vice President	Managing Director of Goldman Sachs International
Esta E. Stecher	Vice President/Assistant Secretary	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Vice President/Treasurer	Managing Director of Goldman, Sachs & Co.
Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.
Hsueh J. Sung	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Steven M. Bunson	Assistant Secretary	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Vice President	Managing Director of Goldman, Sachs & Co.
David J. Greenwald	Vice President/Assistant Secretary	Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International
Russell E. Makowsky	Assistant Secretary	Managing Director of Goldman, Sachs & Co.
Sarah E. Smith	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor	Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International
Sanjay H. Patel	Vice President	Managing Director of Goldman Sachs International
Ben I. Adler	Vice President	Managing Director of Goldman, Sachs & Co.
Melina E. Higgins	Vice President	Managing Director of Goldman, Sachs & Co.
Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Vice President	Vice President of Goldman, Sachs & Co.
Katherine B. Enquist	Vice President/Secretary	Managing Director of Goldman, Sachs & Co.
Beverly L. O’Toole	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.
Raymond G. Matera	Vice President	Vice President of Goldman, Sachs & Co.
Mitchell S. Weiss	Vice President	Vice President of Goldman, Sachs & Co.
Mary Nee	Vice President	Executive Director of Goldman Sachs (Asia) L.L.C.
Matthew E. Tropp	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs &Co.
Richard J. Stingi	Vice President	Vice President of Goldman, Sachs & Co.
Ulrika Werdelin	Vice President	Executive Director of Goldman Sachs International
Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.
Steffen J. Kastner	Vice President	Managing Director of Goldman Sachs International
Stuart A. Katz	Vice President	Managing Director of Goldman, Sachs & Co.
Bjorn P. Killmer	Vice President	Managing Director of Goldman Sachs International
Benoit Valentin	Vice President	Managing Director of Goldman Sachs International
Julie Abraham	Assistant Secretary	Vice President and Assistant General Counsel of Goldman, Sachs &Co.

SCHEDULE II-D

Schedule II-D is hereby amended and restated in its entirety as follows:

The name, position and present principal occupation of each executive officer of Stone Street 2000, L.L.C., the sole general partner of Stone Street Fund 2000, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Benoit Valentin and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee and Hsueh J. Sung is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic and Benoit Valentin are citizens of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer and Steffen J. Kastner are citizens of Germany; Ulrika Werdelin is a citizen of Sweden and Hsueh J. Sung is a citizen of Taiwan.

Name	Position	Present Principal Occupation
Peter M. Sacerdote	Chairman/President	Advisory Director of Goldman, Sachs & Co.
Peter G. Sachs	Vice President	Senior Director of The Goldman Sachs Group, Inc.
Richard A. Friedman	Vice President	Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.
Richard S. Sharp	Vice President	Managing Director of Goldman Sachs International
Esta E. Stecher	Vice President/Assistant Secretary	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Vice President/Treasurer	Managing Director of Goldman, Sachs & Co.
Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.
Hsueh J. Sung	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Steven M. Bunson	Assistant Secretary	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Vice President	Managing Director of Goldman, Sachs & Co.
David J. Greenwald	Vice President/Assistant Secretary	Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International
Russell E. Makowsky	Assistant Secretary	Managing Director of Goldman, Sachs & Co.
Sarah E. Smith	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor	Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International
Sanjay H. Patel	Vice President	Managing Director of Goldman Sachs International
Ben I. Adler	Vice President	Managing Director of Goldman, Sachs & Co.
Melina E. Higgins	Vice President	Managing Director of Goldman, Sachs & Co.
John E. Bowman	Vice President	Vice President of Goldman, Sachs & Co.

Carrie Teret	Vice President	Vice President of Goldman, Sachs & Co.
Katherine B. Enquist	Vice President/Secretary	Managing Director of Goldman, Sachs & Co.
Beverly L. O’Toole	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.
Mitchell S. Weiss	Vice President	Vice President of Goldman, Sachs & Co.
Matthew E. Tropp	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs &Co.
Mary Nee	Vice President	Executive Director of Goldman Sachs (Asia) L.L.C.
Richard J. Stingi	Vice President	Vice President of Goldman, Sachs & Co.
Ulrika Werdelin	Vice President	Executive Director of Goldman Sachs International
Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.
Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.
Steffen J. Kastner	Vice President	Managing Director of Goldman Sachs International
Stuart A. Katz	Vice President	Managing Director of Goldman, Sachs & Co.
Bjorn P. Killmer	Vice President	Managing Director of Goldman Sachs International
Benoit Valentin	Vice President	Managing Director of Goldman Sachs International
Julie Abraham	Assistant Secretary	Vice President and Assistant General Counsel of Goldman, Sachs & Co.

SCHEDULE III

Schedule III is hereby amended and restated in its entirety as follows:

In November 2002, the SEC, the National Association of Securities Dealers (“NASD”) and the New York Stock Exchange, Inc. (“NYSE”) alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of “hot” IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs; (ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and (ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act, and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

- 41 -